UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on contracting platforms

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Rio de Janeiro, April 3, 2023 - Petróleo Brasileiro S.A. – Petrobras informs that it has started the contracting process for the chartering of two platform vessels for the Sergipe Deepwater Project (SEAP), in the Sergipe-Alagoas Basin, about 100 km off the coast.

The FPSO (floating production, storage, and oil transfer system) type units will be strategic to expand the availability of national gas, besides opening a new production frontier in the Northeast region. Each platform (SEAP I and SEAP II) will have the capacity to process up to 120 thousand barrels of oil per day (bpd). The oil in the region is light, considered to be of good quality, between 38 and 41 degrees API - and, therefore, of higher commercial value. Together, the two units will have the potential to offer up to 18 million cubic meters of gas per day.

"The Sergipe Águas Profundas project stands out for its expressive reserves, with potential to boost the supply of natural gas in the country and reduce our dependence on imports of this input", said Petrobras CEO Jean Paul Prates. "Another advantage is that gas is the crucial fuel for energy transition. Not only for its versatility of application - as an energy source for the most diverse industries - and predictability of delivery, but mainly for its efficiency in emissions", he added.

New investment front

With a substantial volume of gas, the project opens a new horizon for investments, bringing a series of opportunities for the sector and for the states of Sergipe and Alagoas. Furthermore, it will enable a new technological milestone in the country: the implementation of a production project at water depths above 2,500 meters (reaching up to 3 thousand meters), incorporating state-of-the-art innovations.

The two FPSOs will be chartered units and, in their technical specifications, Petrobras used advanced solutions - such as improvements in the treatment and injection system for the water produced in the reservoir, and new technologies with greater efficiency in reducing greenhouse gas emissions.

Sergipe Deepwater

In December 2021, seven deepwater fields in the Sergipe-Alagoas Basin were declared commercially available: Agulhinha, Agulhinha Oeste, Budião, Budião Noroeste, Budião Sudeste, Cavala, and Palombeta.

The SEAP I project covers the fields of Agulhinha, Agulhinha Oeste, Cavala, and Palombeta, located in the BM-SEAL-10 and BM-SEAL-11 concessions. Petrobras is the operator of the BM-SEAL-11 concessions - with 60% stakes, in partnership with IBV Brasil Petróleo LTDA (40%) - and BM-SEAL-10, where it holds 100% stakes.

The SEAP II project covers reservoirs belonging to the Budião, Budião Noroeste, and Budião Sudeste fields, located in the BM-SEAL-4, BM-SEAL-4A, and BM-SEAL-10 concessions, respectively. Petrobras is the operator of concessions BM-SEAL-4 - with 75% stakes in partnership with ONGC Campos Limitada (25%) - and BM-SEAL-4A and BM-SEAL-10, where it holds 100% stakes.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer